UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CareDx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14167L103

(CUSIP Number)

June 15, 2016**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This constitutes a late filing.

CUSIP No.                          14167L103                          13G

1	NAMES OF REPORTING PERSONS Midroc Invest AB, company registration number 556949-3991
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,918,042

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,918,042

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,918,042

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.84%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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Item 1.

(a)	Name of Issuer:

CareDx, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3260 Bayshore Boulevard
 Brisbane, California 94005

Item 2.

(a)	Name of Person Filing:

Midroc Invest AB

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 3002,

SE-169 03 Solna

Sweden

(c)	Citizenship:

Sweden

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.:

14167L103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §§240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d– 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d– 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.3d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d–1(c), check this box.  ☒

Item 4.	Ownership

(a)	Amount beneficially owned:

Midroc Invest AB may be deemed the beneficial owner of 1,918,042 shares of Common Stock that it holds directly. This amount consists of (i) 1,490,974 shares of Common Stock and (ii) 427,068 shares of Common Stock receivable by Midroc Invest AB upon exercise of presently held warrants.

(b)	Percent of class:

Midroc Invest AB: 8.84%

Calculation of percentage based on 21,704,712 shares of the Issuer’s Common Stock, which is comprised of 21,277,644 outstanding shares of the Issuer’s Common stock as reported on the Issuer’s Form 10-Q filed on November 14, 2016, plus an additional 427,068 shares of the Issuer’s Common Stock that can be purchased upon exercise of outstanding warrants to purchase shares of the Issuer’s Common Stock held by the Reporting Person.

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As a result of a misunderstanding of underlying facts, this report was not filed within 10 days after June 15, 2016, the date on which Midroc Invest AB first acquired shares that, together with shares previously owned, exceeded 5% of the Common Stock of the Issuer. As of the date of this filing, Midroc Invest AB may be deemed to beneficially own 8.84% of the Common Stock of the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

1,918,042

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

1,918,042

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

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Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2017

Midroc Invest AB

By:	/s/ Göran Linder
Name: Göran Linder
Title: Chief Executive Officer

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